SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

August 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 19 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the of the Securities and Exchange Commission sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-1 (File No. 333-267771) filed by SAG Holdings Limited on August 21, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this letter, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood